UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  September 15, 2021

Home BancShares, Inc.

(Exact name of Registrant as Specified in Its Charter)

Arkansas	000-51904	71-0682831
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

719 Harkrider, Suite 100

Conway, Arkansas 72032

(Address of Principal Executive Offices) (Zip Code)

(501) 339-2929

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	HOMB	NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On September 15, 2021, Home BancShares, Inc. (“Home”) and its wholly-owned bank subsidiary, Centennial Bank, an Arkansas state bank (“Centennial”), entered into an Agreement and Plan of Merger (the “Agreement”) with Happy Bancshares, Inc., a Texas corporation (“Happy”), and its wholly-owned bank subsidiary, Happy State Bank, a Texas banking association (“HSB”), under which Home and Centennial will acquire Happy and HSB. The Agreement provides that, in a series of transactions, Happy will merge into Home, with Home as the surviving entity, and HSB will merge into Centennial, with Centennial as the surviving entity (collectively, the “Merger”).

Under the terms of the Agreement, Home will issue approximately 42.2 million shares of its common stock to the shareholders of Happy upon the completion of the Merger, for a purchase price of approximately $919.1 million, valued based on the volume-weighted average closing price per share of Home’s common stock as reported on the Nasdaq Global Select Market (“Nasdaq”) for the 20 consecutive trading day period ending on September 13, 2021. No cash consideration will be paid in connection with the Merger, except that holders of outstanding shares of Happy common stock at the time of the Merger will receive cash payments in lieu of any fractional shares of Home common stock to which they are otherwise entitled in connection with the Merger. In addition, Home expects to pay an aggregate of up to approximately $9.6 million in cash in cancellation of certain stock appreciation rights issued by Happy that remain outstanding at the time of the Merger.

Subject to the terms and conditions set forth in the Agreement, at the effective time of the Merger (the “Effective Time”), each outstanding share of common stock of Happy will be converted into the right to receive, without interest, 2.17 shares of Home common stock (the “Merger Consideration”). Each unvested restricted share of Happy common stock outstanding at the Effective Time will fully vest and be converted into the right to receive the Merger Consideration. In addition, at the Effective Time, each outstanding option to purchase Happy common stock will be cancelled and converted into the right to receive the number of whole shares of Home common stock, together with any cash in lieu of fractional shares, equal to the product of (i) the number of shares of Happy common stock subject to the option, multiplied by (ii) the excess, if any, of the Merger Consideration value over the exercise price of the option, less applicable tax withholdings, divided by (iii) the Home Average Closing Price (defined below). Similarly, each stock appreciation right of Happy outstanding at the Effective Time will be cancelled and converted into the right to receive a cash payment, without interest, equal to the product of (i) the number of shares of Happy common stock subject to the stock appreciation right, multiplied by (ii) the excess, if any, of the Merger Consideration value over the grant price of the stock appreciation right, less applicable tax withholdings. For purposes of these calculations, the Merger Consideration value will be determined using a volume-weighted average closing price of Home’s common stock as reported on Nasdaq over the 20 consecutive trading day period ending on the third business day prior to the closing of the Merger (the “Home Average Closing Price”), multiplied by 2.17.

The terms of the Agreement provide that J. Pat Hickman, Chairman and President of Happy, will be appointed to serve as a director of Home following completion of the Merger. The completion of the Merger is conditioned on Mr. Hickman having entered into a noncompetition and nonsolicitation agreement with Home and Happy’s Chief Executive Officer, Mikel Williamson, having entered into an employment agreement with Home or Centennial.

The Merger is expected to close during the first quarter of 2022, and is subject to the approval of the shareholders of Home and Happy, regulatory approvals, and other conditions set forth in the Agreement. The Agreement provides certain termination rights for both Home and Happy, including, among others, a right for either Home or Happy to terminate the Agreement in the event that the Merger has not been completed by September 15, 2022. Additionally, a termination fee of $35 million will be payable by Happy upon termination of the Agreement under certain, limited circumstances.

In connection with the execution of the Agreement, the directors of Happy and certain officers of Happy and HSB have each entered into voting and support agreements with Home under which each such director or officer has agreed to vote all of his or her shares of Happy common stock in favor of the Merger and which generally prohibits such director or officer from transferring his or her shares of Happy common stock prior to the Merger. The voting and support agreements represent approximately 11% of the outstanding shares of Happy common stock.

Upon completion of the Merger, excluding purchase accounting adjustments, the combined company will have approximately $23.3 billion in total assets, $18.7 billion in total deposits, $13.4 billion in total loans and 222 branches in Arkansas, Florida, Texas, Alabama and New York City.

The foregoing summary of the Agreement is not complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is attached hereto as Exhibit 2.1 and incorporated by reference herein. The form of voting and support agreement is included as Exhibit A to the Agreement filed as Exhibit 2.1 hereto.

Cautionary Statement

The Agreement, which has been included to provide investors with information regarding its terms, contains representations and warranties of each of the parties thereto. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules that the parties delivered in connection with the execution of the Agreement. In addition, certain representations and warranties were made as of a specific date, may be subject to a contractual standard of materiality different from those generally applicable to shareholders, or may have been used for purposes of allocating risk between the respective parties rather than establishing matters as facts. Accordingly, investors should not rely on the representations and warranties as characterizations of the actual state of facts, or for any other purpose, at the time they were made or otherwise.

Additional Information and Where to Find It

This Current Report on Form 8-K may be deemed to be solicitation material in respect of the proposed transaction by Home and Happy. In connection with the proposed acquisition, Home intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”) to register the shares of Home common stock to be issued to shareholders of Happy in connection with the transaction. The Registration Statement will include a Joint Proxy Statement of Home and Happy and a Prospectus of Home, as well as other relevant materials regarding the proposed merger transaction involving Home and Happy. INVESTORS AND SECURITY HOLDERS OF HOME AND HAPPY ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED MERGER TRANSACTION. Investors and security holders may obtain free copies of these documents, once they are filed, and other documents filed with the SEC on the SEC’s website at http://www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by Home at Home’s website at http://www.homebancshares.com, Investor Relations, or by contacting Donna Townsell, by telephone at (501) 328-4625.

Participants in Solicitation

Home and Happy and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Home and Happy in connection with the merger transaction. Information about the directors and executive officers of Home and their ownership of Home common stock is set forth in the proxy statement for Home’s 2021 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 2, 2021. Information about the directors and executive officers of Happy and their ownership of Happy common stock will be set forth in the Joint Proxy Statement/Prospectus to be included in the Registration Statement. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the merger transaction. Free copies of this document may be obtained as described in the preceding paragraph when it becomes available.

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 8-K may contain forward-looking statements which include, but are not limited to, statements about the benefits of the business combination transaction involving Home and Happy, including the combined company’s future financial and operating results, plans, expectations, goals and outlook for the future. Statements in this report that are not historical facts should be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements of this type speak only as of the date of this report. By nature, forward-looking statements involve inherent risk and uncertainties. Various factors could cause actual results to differ materially from those contemplated by the forward-looking statements, including, but not limited to, (i) the possibility that the acquisition does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; (ii) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (iii) the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, ongoing or future effects of the COVID-19 pandemic, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Home and Happy operate; (iv) the ability to promptly and effectively integrate the businesses of Home and Happy; (v) the reaction to the transaction of the companies’ customers, employees and counterparties; and (vi) diversion of management time on acquisition-related issues. Additional information on factors that might affect Home’s financial results is included in its Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on February 26, 2021. Home assumes no obligation to update the information in this Current Report, except as otherwise required by law.

Item 7.01  Regulation FD Disclosure.

On September 15, 2021, Home issued a joint press release with Happy announcing the signing of the Agreement under which Home and Centennial will acquire Happy and HSB. Copies of the press release announcing the transaction and certain additional information regarding the Merger are attached as Exhibits 99.1 and 99.2 to this Current Report.

As provided in General Instruction B.2 to Form 8-K, the information furnished in this Item 7.01 and in Exhibits 99.1 and 99.2 to this Current Report on Form 8-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and such information shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 9.01    Financial Statements and Exhibits.

(d) Exhibits

2.1	Agreement and Plan of Merger by and among Home BancShares, Inc., Centennial Bank, Happy Bancshares, Inc. and Happy State Bank, dated September 15, 2021.*

99.1	Press Release: Home BancShares, Inc. Announces Triple Accretive Acquisition.

99.2	Supplemental materials to Press Release dated September 15, 2021.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document

*

The disclosure schedules referenced in the Agreement and Plan of Merger have been omitted pursuant to Item 601(a)(5) of SEC Regulation S-K. Home hereby agrees to furnish supplementally a copy of any omitted disclosure schedule to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Home BancShares, Inc.

Date:	September 15, 2021	By:	/s/ Jennifer C. Floyd
Jennifer C. Floyd
Chief Accounting Officer